Exhibit 4.39

Rights and Obligations Assumption Letter

This entity, Heze Economic Development Zone Qiqiaoban OTC Kindergarten, is the subsidiary established by BGY Education Investment Management Co., Ltd. (“Investor”) and registered in Heze City at Economic Development Zone district branch office of the Municipal Bureau of Administrative Services on July 22, 2020. Heze Qiqiaoban Education Technology Limited, which is the subsidiary of the Investor, holds 100% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017, this entity shall join the Agreement according to Article 10.1 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Heze Economic Development Zone Qiqiaoban OTC Kindergarten

(Seal) Heze Economic Development Zone Qiqiaoban OTC Kindergarten Affixed

By:	/s/ Yuling Shen
Name:	Yuling Shen
Title:	Legal Representative
Date:	September 30, 2020